

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2024

Jeff Kim
Chief Executive Officer
SHOREPOWER TECHNOLOGIES INC.
5291 NE Elam Young Pkwy, Suite 160
Hillsboro, OR 97124

> **Re: SHOREPOWER TECHNOLOGIES INC.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed March 25, 2024**
> **File No. 333-274184**

Dear Jeff Kim:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 22, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed March 25, 2024

Experts, page 58

1.   We note your revised disclosure that the financial statements of Shurepower LLC as of and for the years ended December 31, 2022 and 2021, respectively, have been audited by Olayinka Oyebola & Co. Chartered Accountants. Consistent with the audit reports included in Exhibit 99.1, please revise to correctly state that the financial statements of Shurepower LLC as of and for the year ended December 31, 2022 were audited by Qi CPA LLC, and that Shurepower 's financial statements as of and for the year ended December 31, 2021 were audited by Olayinka Oyebola & Co. Chartered Accountants. Otherwise, please advise us.

2.   In addition, provide a consent from Qi CPA LLC for the inclusion in this registration statement of its report dated February 14, 2024 relating to the financial statements of Shurepower LLC as of and for the year ended December 31, 2022.

Exhibit 23.3, page X-1

3.   The consent refers to a report dated February 1, 2023. Please provide an updated consent from Olayinka Oyebola & Co. Chartered Accountants that refers to the correct date of its report, March 13, 2023, and indicates that the firm consents to all references to itself included in the Form S-1 Registration Statement of Shorepower Technologies, Inc., instead of the Form S-1 Registration Statement of Shurepower, LLC as currently stated.

         Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Erin Purnell at 202-551-3454 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Manufacturing